UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Entercom Communications Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

293639100

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 293639100	Page 2 of 5 Pages

1	Names of reporting persons Martin L. Garcia
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,771,899
	6	Shared voting power 360,192
	7	Sole dispositive power 2,132,091
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 2,132,091
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 6.8%
12	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 293639100	Page 3 of 5 Pages

Item 1(a). Name of Issuer:

Entercom Communications Corp.

Item 1(b). Address of Issuer’s Principal Executive Offices:

Entercom Communications Corp.

401 City Avenue, Suite 809

Bala Cynwyd, Pennsylvania 19004

Item 2(a). Name of Person Filing:

Martin L. Garcia

Item 2(b). Address of Principal Business Office or, if none, Residence:

Pinehill Capital

Attention: Martin L. Garcia

1700 S. MacDill Avenue, Suite 240

Tampa, Florida 33629

Item 2(c). Citizenship:

United States of America

Item 2(d). Title of Class of Securities:

Class A Common Stock, par value $0.01 per share (“Shares”)

Item 2(e) CUSIP Number:

293639100

Item 3. If this statement if filed pursuant to §§ 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment advisor in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

SCHEDULE 13G

CUSIP No. 293639100	Page 4 of 5 Pages

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: As of the date of this filing, Martin Garcia owned, directly or indirectly, an aggregate of 2,132,091 Shares.

(b)	Percent of class: 6.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,771,899 Shares

(ii)	Shared power to vote or to direct the vote: 360,192 Shares

(iii)	Sole power to dispose or to direct the disposition of: 2,132,091 Shares

(iv)	Shared power to dispose or to direct the disposition of: 0 Shares

The filing of this statement is not an admission that Mr. Garcia is, for purposes of Section 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13G.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SCHEDULE 13G

CUSIP No. 293639100	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2014

MARTIN L. GARCIA

/s/ Martin L. Garcia
Martin L. Garcia